Exhibit 11

Statement re Computation of Per Share Earnings

The composition of basic and diluted earnings per share were as follows for:

(Dollars in thousands, except per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Net income available to common stockholders	$12,549	$12,733	$28,135	$23,888

Weighted average number of common shares outstanding	41,320,427	41,297,834	41,318,123	40,509,810
Effect of stock options	150,946	180,171	154,652	177,378
Weighted average diluted number of common shares outstanding	41,471,373	41,478,005	41,472,775	40,687,188

Basic earnings per share	$0.30	$0.31	$0.68	$0.59
Diluted earnings per share	$0.30	$0.31	$0.68	$0.59